EXHIBIT 99.1

RADA Electronic Industries Announces 2011 First Quarter Results

First Quarter Net Profit of $393,000

Press Release
Source: RADA Electronic Industries Ltd.
On Tuesday May 31, 2011, 10:00 am EDT

NETANYA, Israel, May 31, 2011 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced today its financial results for the quarter ended March 31, 2011.

2011 First quarter highlights include:

•	Revenues of $7.8 million, a 72% increase compared to the first quarter of 2010.

•	Operating Profit of $543,000.

•	Net Profit of $393,000 compared to a net loss of $518,000 for the first quarter of 2010.

2011 First quarter Results

Revenues increased by 72% to $7.8 million from $4.5 million in the first quarter of 2010. The increase is attributed mainly to projects being executed for Latin American customers.

Gross Profit increased by 168% to $2.5 million from $929,000 in the first quarter of 2010.

Operating Profit increased to $543,000 compared with a $247,000 loss in the first quarter of 2010.

Financial Expenses totaled $152,000 compared with financial expenses of $279,000 in the first quarter of 2010.

As a result, the Company reported a net profit of $393,000, or $0.04 per share, for the first quarter of 2011 compared to a net loss of $518,000 or $0.06 per share, for the first quarter of 2010.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, "We are pleased with our first quarter 2011 results, which put us on track with our strategic plan for the year. The increase in revenues can be partly attributed to the large scale integration projects we are executing for our Latin American customers. As a result of this increase, we have increased our R&D investment, particularly in the high growth areas such as our navigation and radar products, which will help us expand our product offerings in the coming years. Despite the weakened US dollar versus the Israeli Shekel this past quarter, we succeeded to mitigate its impact through hedging activities, which helped us reduce our financial expenses this quarter."

"Looking ahead," continued Mr. Alon, "we will continue to pursue large opportunities in the navigation and radar product markets and expect them to become major growth drivers for the Company in the future."

To arrange a call with management to discuss the results, please reach out to our Investor Relations contact, below.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
ASSETS	2011	2010
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,292	$850
Restricted cash	1,455	1,448
Trade receivables (net of allowance for doubtful accounts of $ 26 and $ 78 at March 31, 2011 and at December 31, 2010 respectively)	11,124	9,452
Other receivables and prepaid expenses	766	820
Costs and estimated earnings in excess of billings on uncompleted contracts	692	2,698
Inventories	5,383	6,215

Total current assets	20,712	21,483

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,504	1,546

PROPERTY, PLANT AND EQUIPMENT, NET	3,042	3,173

OTHER ASSETS:
Intangible assets, net	271	309
Goodwill	587	587

Total other assets	858	896

Total assets	$26,116	$27,098

	March 31,	December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2011	2010
	Unaudited	Audited
CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$5,083	$4,274
Trade payables	1,812	3,430
Other accounts payable and accrued expenses	5,532	5,714
Billings in excess of costs and estimated earnings on uncompleted contracts	148	471

Total current liabilities	12,575	13,889

LONG-TERM LIABILITIES:
Loans from shareholders, net	705	881
Convertible note from a shareholder, net	2,645	2,598
Accrued severance pay and other long term liability	560	547

Total long-term liabilities	3,910	4,026

RADA SHAREHOLDERS' EQUITY
Share capital --
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at March 31, 2011 and December 31, 2010; Issued and outstanding: 8,883,524 and 8,868,857 at March 31, 2011 and at December 31, 2010 respectively.	119	119
Additional paid-in capital	70,093	70,060
Accumulated other comprehensive income	411	392
Accumulated deficit	(61,595)	(61,988)
Total RADA shareholders' equity	9,028	8,583
Noncontrolling interest	603	600

Total equity	9,631	9,183
Total liabilities and equity	$26,116	$27,098

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	(unaudited)		(audited)

Revenues	7,787	4,529	$27,523

Cost of revenues	5,298	3,600	20,117

Gross profit	2,489	929	7,406

Operating expenses:
Research and development	669	259	1,182
Marketing and selling	748	509	2,563
General and administrative	530	408	1,732

Total operating expenses	1,947	1,176	5,477

Operating profit (loss)	542	(247)	1,929
Financial expenses, net	152	279	1,184

Consolidated net income (loss)	390	(526)	745
Less: Net (income) loss attributable to Noncontrolling interest	3	8	(11)

Net income (loss) attributable to RADA shareholders	$393	$(518)	734

Net income (loss) per share:
Basic and diluted net income (loss) per share	$0.04	$(0.06)	$0.08

Contact:

Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com
Investor Relations Contact
Ehud Helft/ Porat Saar
+1 646 233 2161
Rada@ccgisrael.com